Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965


NOVEMBER 14, 2001


NEWMONT + NORMANDY + FRANCO-NEVADA =


THE NEW GOLD STANDARD FOR THE 21ST CENTURY




[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]

                                            Wayne Murdy
                                            President and CEO, Newmont

                                            Pierre Lassonde
                                            President and Co-CEO, Franco-Nevada

                                            Robert Champion DeCrespigny
                                            Chairman and CEO, Normandy

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]


THE NEW GOLD STANDARD
--------------------------------------------------------------------------------

        * # 1 in reserves                    * Balance sheet strength

        * # 1 in gold production             * Low cash costs

        * # 1 in leverage to gold            * Balanced political risk

        * # 1 in trading liquidity           * Management strength

        * # 1 in EBITDA                      * "No Hedging" philosophy

                                             * U.S. domicile

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]


THE NEW INDUSTRY LEADER
--------------------------------------------------------------------------------


                                     [Graph]
                          2001E production (MM oz.) v.
                        Enterprise value (US$ millions)(2)
            (Size of circles proportionate to reported gold reserves)

                                   2001E Production          Enterprise Value

Gold Fields       [Medium Circle]        3.7 MM oz.             2,075.7  million

Placer Dome       [Small Circle]         2.9 MM oz.             4,120    million

Anglo Gold        [Medium Circle]       7.04 MM oz.             4,500.6  million

Barrick/Homestake [Medium Circle]        6.1 MM oz.             8,469.7  million

Newmont PF (1)    [Large Circle]         8.2 MM oz.             9,800    million

Others            [random dots]          [<2 MM oz.]           [<2,000 milllion]




(1) Newmont Pro forma (PF) reflects the sum of Newmont, Normandy and Franco-Nevada enterprise values as of Nov 9, 2001; includes production attributable to Franco-Nevada's share of Echo Bay
(2) Enterprise value represents market capitalization plus net debt, minority interests and preferred stock

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD LOGO]
[NORMANDY MINING LIMITED LOGO]


# 1 IN RESERVES
--------------------------------------------------------------------------------

                                   [Bar Graph]
                                    Reserves

                                                             Million oz.

        [American flag]             Newmont PF (1)              97.1

        [South African flag]        AngloGold                   87.6

        [South African flag]        Gold Fields (2)             79.0

        [Canadian flag]             Barrick/Homestake (3)       76.4

        [Canadian flag]             Placer Dome                 47.0




Source: Most recent public filings
(1)  Includes reserves of 66.3 mm oz. for Newmont, 26.4 mm oz. for Normandy,
     2.2 mm oz. of equivalent reserves for Franco-Nevada and 2.2 mm oz. of reserves to reflect Franco-Nevada's 49% ownership of Echo Bay
(2)  Pro forma for acquisition of WMC gold assets
(3)  SEC Filing of Nov 9, 2001

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]


# 1 IN PRODUCTION (1)
--------------------------------------------------------------------------------

                                   [Bar Graph]
                                2001E Production

                                                             Million oz.

        [American flag]             Newmont PF (2)              8.2

        [South African flag]        AngloGold                   7.1

        [Canadian flag]             Barrick/Homestake           6.1

        [South African flag]        Gold Fields                 3.7

        [Canadian flag]             Placer Dome                 2.9




(1) Pro forma for the acquisitions, Newmont will account for approximately 9% of global gold production (Gold Fields Mineral Services)
(2) Newmont includes production attributable to Franco-Nevada's share of Echo Bay. Source: most recent public filings

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]


LARGEST GLOBAL LAND POSITION
--------------------------------------------------------------------------------

                                   [World Map]

        [North America]    NEVADA 34MM OZ. RESERVE BASE
                           ----------------------------

        [South America]    YANACOCHA 19MM OZ. RESERVE BASE
                           -------------------------------

        [Australia]        WESTERN AUSTRALIA 14MM OZ. RESERVE BASE
                           ---------------------------------------

                           Tanami 3mm oz. reserve base


        [Indonesia]        Batu Hijau 7mm oz. reserve base


                   TOTAL OF 94,000 SQ. MILES (244,000 SQ. KM)
                     3 MAJOR GOLD REGIONS = 86% OF RESERVES

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]


SIGNIFICANT CAPITAL MARKETS SCALE . . .
--------------------------------------------------------------------------------

                         [Bar Graph in Decreasing Order of]
                                Enterprise Value with
                        Market Value and Net Debt

                                      Market Value                Net Debt

[American        Newmont PF          $8.125 billion             $1.59 billion
flag]

[Canadian        Barrick/Homestake   $8.417 billion             $0.0527 billion
flag]

[South African   AngloGold           $3.636 billion             $0.864 billion
flag]

[Canadian        Placer Dome         $3.678 billion             $0.426 billion
flag]

[South African   Gold Fields (1)     $2.043 billion            $0.1716 billion
flag]



Note: Enterprise values as of 11/9/01; NEWCO reflects the sum of Newmont, Normandy and Franco-Nevada market values excluding the value of Franco-Nevada's 19.9% stake in Normandy
(1)  Pro forma for acquisition of WMC gold assets

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]



 ... AND SUBSTANTIAL TRADING LIQUIDITY
--------------------------------------------------------------------------------



Average daily dollar trading volume(1)


                                   [BAR GRAPH]


[AMERICAN FLAG]                Newmont PF(2)              $62 million

[CANADIAN FLAG]                Barrick/Homestake(3)       $58 million

[CANADIAN FLAG]                Placer Dome                $33 million

[SOUTH AFRICAN FLAG]           AngloGold                  $15 million

[SOUTH AFRICAN FLAG]           Gold Fields                $7  million




(1)  Average daily trading volume for the six-month period ending Nov 9, 2001
(2) Newmont PF calculated by adding the volumes of Newmont, Normandy and Franco-Nevada
(3) ABX/HM combined average daily volume presented is for the six months prior to their merger announcement given substantial post-announcement arbitrage activity

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]



ENHANCED TRADING VOLUMES
--------------------------------------------------------------------------------



*    Newmont's shareholder profile is
     expected to diversify beyond its
     strong U.S. base


*    Exchangeable shares issued to
     Canadian holders of Franco-
     Nevada will qualify as Canadian
     property for institutional and tax
     sheltered accounts


*    Newmont intends to list on the
     Australian Stock Exchange




                                  [PIE CHART]


                      Pro forma shares traded by country(1)
                      -------------------------------------


                      [AMERICAN FLAG]                    70%

                      [AUSTRALIAN FLAG]                  16%

                      [CANADIAN FLAG]                    13%

                      [EUROPEAN UNION FLAG]              1 %





(1) Percentage of pro forma share trading for the twelve months ended Nov 9, 2001

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]



#1 IN EBITDA
--------------------------------------------------------------------------------



Last twelve months EBITDA


                                   [BAR GRAPH]



[AMERICAN FLAG]                    Newmont PF                  $972 million

[CANADIAN FLAG]                    Barrick/Homestake           $782 million

[SOUTH AFRICAN FLAG]               AngloGold                   $633 million

[CANADIAN FLAG]                    Placer Dome                 $456 million

[SOUTH AFRICAN FLAG]               Gold Fields                 $233 million







Source:  Public filings

[NEWMONT MINING CORPORATION]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]



STRONG BALANCE SHEET AND FINANCIAL FLEXIBILITY
--------------------------------------------------------------------------------



Net debt/net book capitalization (1)


                                  [BAR GRAPH]


[CANADIAN FLAG]                    Barrick/Homestake           1 %

[SOUTH AFRICAN FLAG]               Gold Fields (2)             17%

[AMERICAN FLAG]                    Newmont PF                  18%

[CANADIAN FLAG]                    Placer Dome                 24%

[SOUTH AFRICAN FLAG]               AngloGold                   41%




Note: Newmont PF book capitalization reflects Newmont's acquisition of Normandy and Franco-Nevada, Normandy capitalization pro forma for the anticipated deconsolidation of Australian Magnesium Corporation and the acquisition of Otter Mines by Normandy NFM

(1) Net book capitalization defined as book value of equity plus net debt plus minority interest and preferred stock; as of Sept 30, 2001
(2)  Pro forma for acquisition of WMC gold assets

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]



LOW CASH COSTS
--------------------------------------------------------------------------------



Cash costs (1)


                                   [BAR GRAPH]



[CANADIAN FLAG]                   Placer Dome                    $157/oz.

[CANADIAN FLAG]                   Barrick/Homestake              $159/oz.

[AMERICAN FLAG]                   Newmont PF (2)                 $175/oz.

[SOUTH AFRICAN FLAG]              Anglogold                      $192/oz.

[SOUTH AFRICAN FLAG]              Gold Fields                    $196/oz.









Source:  Public filings

(1)  For the latest twelve months ended Sep 30, 2001
(2)  Inclues proportional costs for 49% ownership in Echo Bay

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]



SYNERGY BENEFITS
--------------------------------------------------------------------------------



Expected annualized after-tax savings in the first full year


US$ millions



G&A                                                   $20

Exploration and Development                           $10

Operations/procurement                                $10-15

Interest savings                                      $10-15

Net tax synergies                                     $20
                                                      -------

AFTER-TAX CASH FLOW SYNERGIES (ANNUALIZED)            $70-$80

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]



BALANCED POLITICAL RISK PROFILE
--------------------------------------------------------------------------------



                                  [PIE CHARTS]


Production (8.2MM oz.)                           Reserves (97.1MM oz.)
----------------------                           ---------------------

[AMERICAN FLAG]      41%                         [AMERICAN FLAG]           39%
South America        14%                         [AUSTRALIAN FLAG]         18%
[AUSTRALIAN FLAG]    25%                         Peru                      19%
Other                15%                         Other                     20%
[CANADIAN FLAG]      5 %                         [CANADIAN FLAG]           4 %



              Pro forma for the transactions, over 70% of Newmont's
            production(1),(2) and over 60% of Newmont's reserves (2)
                    will be in countries rated AAA(3) by S&P



Source:  Public filings

(1)  Last twelve months Sept 30, 2001
(2) Includes production and reserves attributable to Franco-Nevada and Echo Bay
(3)  S&P local currency credit rating

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]



MANAGEMENT STRENGTH
--------------------------------------------------------------------------------


Combining leading global management teams



*       Post-transaction, Newmont will combine
        - Newmont's global operating and development strength
        - Normandy's Australian and international mining portfolio
        - Franco-Nevada's merchant banking and royalty assets


* Newmont, Normandy and Franco-Nevada's complementary corporate development skills will be integrated into a new Merchant Banking unit


* Newmont management team has proven merger integration skills and a track record of delivering on synergies

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]



A SHARED BELIEF IN THE FUTURE OF GOLD
--------------------------------------------------------------------------------



*    Mine supply is decreasing

*    Producer hedging is decreasig

     -    Contango is falling

     -    Producers are unwinding
          hedge books

*    Uncertain global financial
     markets once again turning
     attention to gold

     -    Investment demand is rising

     -    Portfolio diversification
          strategies



    [LINE GRAPH SHOWING DOW JONES INDEX/GOLD PRICE FOR THE YEARS FROM 1886 TO
       2001 (IN FIVE YEAR INCREMENTS) STARTING WITH APPROXIMATELY 1.5 AND
                          ENDING WITH APPROXIMATELY 21]

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]



LARGEST UNHEDGED RESERVE BASE...
--------------------------------------------------------------------------------



Newmont will opportunistically unwind Normandy's hedge book


                                  [BAR GRAPH]


Unhedged reserves                              Increasing gold exposure
                                               as hedge book is
                                               unwound

[AMERICAN FLAG]        Newmont PF(1)     $84.9 million oz.  12.2 million oz. (2)

[SOUTH AFRICAN FLAG]   Gold Fields       $78.8 million oz.

[SOUTH AFRICAN FLAG]   AngloGold         $71.3 million oz.

[CANADIAN FLAG]        Barrick/Homestake $54.3 million oz.

[CANADIAN FLAG]        Placer Dome       $41.0 million oz.




Source:  Public filings

(1)  Includes attributable reserves of Franco-Nevada and Echo Bay
(2)  Total Newmont PF committed ounces, excluding Echo Bay

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]



 ... PROVIDES SUBSTANTIAL LEVERAGE TO GOLD
--------------------------------------------------------------------------------



Estimated increase in annual pre-tax cash flow from US$25 increase in gold price(1),(2)


                                  [BAR GRAPH]


[AMERICAN FLAG]                 Newmont PF(1)           $162 million

[SOUTH AFRICAN FLAG]            Gold Fields             $90 million

[SOUTH AFRICAN FLAG]            AngloGold               $39 million

[CANADIAN FLAG]                 Placer Dome             $36 million

[CANADIAN FLAG]                 Barrick/Homestake       $25 million




Based on analysis of public filings

(1)  US$25 x unhedged 2001E production
(2)  Assumes a gold price increase from $275 to $300

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]

UPSIDE POTENTIAL
--------------------------------------------------------------------------------


Adjusted enterprise value per production ounce(1)

[Bar graph

ABX/HM:      $1,356.90
Newmont PF:  $1,118.80]


Adjusted enterprise value per reserve ounce(1)

[Bar graph

ABX/HM:      $107.00
Newmont PF:  $97.70]

Price/LTM CFPS(2)

[Bar graph

ABX/HM:      11.70x
Newmont PF:  10.80x]




Note: Newmont PF includes attributable reserves and production of Franco-Nevada and Echo Bay
1 Newmont PF reflects the sum of Newmont, Normandy and Franco-Nevada enterprise values as of Nov 9, 2001 (adjusted enterprise value excludes Franco-Nevada's publicly traded equity interests in Aber Resources and Metallica)
2 Last twelve months as of Sept 30, 2001

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]

SUMMARY TRANSACTION OVERVIEW
--------------------------------------------------------------------------------

NORMANDY TRANSACTION

o 0.0385 Newmont shares per Normandy share, plus A$0.05 per share cash payment upon 90% acceptance

   - Implied offer price per share of A$1.70 based on closing stock prices and the A$ exchange rate on Tuesday, November 13

   - Premium of 21% over AngloGold's implied offer price

   - 50.1% minimum acceptance condition

   - Normandy shareholders to own 18% of Newmont pro forma

   - Tax free with 80% tender

   - Newmont to seek listing on ASX

FRANCO-NEVADA TRANSACTION

o  0.8000 Newmont shares or Canadian exchangeables per Franco-Nevada share

   - Implied price of C$28.36

   - Premium of 22 % over Franco-Nevada's market price prior to announcement

   - Franco-Nevada shareholders to own 32% of Newmont pro forma

   - Exchangeables are tax free

   - Exchangeables to trade on Toronto Stock Exchange


           RECOMMENDED AND SUPPORTED BY ALL THREE BOARDS OF DIRECTORS
             19.9% OF NORMANDY SHARES ALREADY COMMITTED TO THE BID

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]

ALL SHAREHOLDERS BENEFIT FROM THIS COMBINATION
--------------------------------------------------------------------------------

NEWMONT

o   Operational and capital markets scale
o   Attractive global assets with balanced political risk profile
o   Strong capital structure
o   Platform for expansion
o   Flexibility to optimize project pipeline

FRANCO-NEVADA

o   22% premium paid on Franco-Nevada shares (1)
o   Tax-free rollover
o   Exchangeables remain Canadian property
o   Delivers excellent leverage to gold
o   Diversification of asset portfolio

NORMANDY

o   18% premium paid on Normandy shares (1)
o   Substantial trading liquidity
o   Immediate North American rating
o Improved financial flexibility and ability to develop and optimize projects

                TOGETHER CREATING THE WORLD'S BEST GOLD COMPANY


(1) Based on closing prices on November 13, 2001

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]

SIGNIFICANT VALUE CREATION FOR ALL SHAREHOLDERS
--------------------------------------------------------------------------------

o   #1 in reserves                      \
o   #1 in gold production                \
o   #1 in leverage to gold                \
o   #1 in trading liquidity                \
o   #1 in EBITDA                            \           THE NEW GOLD
o   Balance sheet strength                   \          STANDARD FOR
o   Low cash costs                          /             THE 21ST
o   Balanced political risk                /              CENTURY
o   Management strength                   /
o   "No hedging" philosophy              /
o   U.S. Domicile                       /

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]

SAFE HARBORT STATEMENT
--------------------------------------------------------------------------------

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

The following contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this presentation are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.


ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with their proposed transactions, Newmont Mining Corporation will file a proxy statement and a registration statement with a prospectus with the U.S. Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND THE PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the proxy statement and the prospectus (when available) and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the proxy statement and the prospectus, once available, and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver Colorado 80203, Telephone: (303) 863-7414.
Copies of Franco-Nevada's foreign filings may be obtained at http://www.sedar.com.


PARTICIPANTS IN SOLICITATION

Newmont Mining Corporation and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the transactions. Information concerning Newmont's participants in the solicitation is set forth in Newmont's Current Report on Form 8-K filed with the Commission on November 14, 2001.

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]


--------------------------------------------------------------------------------




                                    APPENDIX

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]

FRANCO-NEVADA TRANSACTION SUMMARY
--------------------------------------------------------------------------------


STRUCTURE     o  Newmont will acquire all of the shares of Franco-Nevada pursuant to a Plan of Arrangement recommended by the board of directors of Franco-Nevada (and unanimously by the six outside directors).

OWNERSHIP     o  Franco-Nevada shareholders will hold approximately 32% of
                 Newmont upon completion of the Franco-Nevada and Normandy transactions.

CONSIDERATION o  At the option of the holder of a Franco-Nevada share:

                 - 0.80 of a Canadian Exchangeable Share; or

                 - 0.80 of a Newmont common share.

              o Franco-Nevada options and warrants will be adjusted automatically to entitle the holder to acquire 0.80 Newmont common shares in lieu of each Franco-Nevada common share the holder otherwise would have received on the exercise of the option or warrant.

CANADIAN      o  Each Canadian Exchangeable Share (which may be used to afford
EXCHANGEABLE     Canadian shareholders of Franco-Nevada a roll-over for Canadian
SHARES           tax purposes) will:

                 - Entitle the holder to economic and voting rights substantially the same as one Newmont common share (but in no event will votes relating to all Exchangeable Shares be more than 10% of the votes attaching to Newmont common shares);

                 -  Be exchangeable for one Newmont common share; and

                 - Not be redeemable by the company (except in certain limited circumstances) for seven years.

BOARD AND     o  Seymour Schulich, Chairman and Co-CEO of Franco-Nevada, Pierre
SENIOR           Lassonde, President and Co-CEO of Franco-Nevada and another
MANAGEMENT OF    member of the board of Franco-Nevada will join the board of
NEWMONT          Newmont.

              o  Mr. Lassonde will also be President of Newmont.

              o Mr. Schulich will be the Chairman of Newmont's new merchant banking subsidiary.

PRINCIPAL     o  Various regulatory approvals in Canada and the United States:
CLOSING
CONDITIONS       - Hart-Scott-Rodino Antitrust Improvements Act (U.S.)

                 - Investment Canada.

                 - Competition Act (Canada).

              o Approval of 66 2/3rd % of the votes which are cast by Franco-Nevada's shareholders at the meeting held to approve the Plan of Arrangement.

              o At least 50.1% (calculated on a fully-diluted basis) of the shares of Normandy, including Franco-Nevada's 19.9% stake in Normandy, being acquired by Newmont.

              o Approval by holders of a majority of the outstanding Newmont shares.

              o  Court approval of arrangement.

              o  Other standard and customary conditions.

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]

FRANCO-NEVADA TRANSACTION SUMMARY (CONT'D)
--------------------------------------------------------------------------------

LOCK-UP AND   o  Franco-Nevada's Co-CEOs have agreed to support the transaction.
SUPPORT

ESCROW        o  Franco-Nevada's Co-CEOs have agreed to a three year escrow of
AGREEMENTS       the shares received by them: to be released 30% on closing, 60%
                 on first anniversary, 80% on second anniversary and 100% on third anniversary.

BREAK-UP      o  Franco-Nevada to pay Newmont aggregate break-up fees of US$100
FEES             million in certain circumstances.

              o Newmont to pay Franco-Nevada US$10 million expense reimbursement if Newmont shareholders vote down.

INDICATIVE    o  Announcement: 14 November
TIMING
              o  Regulatory Filings: Late November/early December

              o Mailing of Franco-Nevada Shareholder Meeting Materials: Late December/early January

              o  Franco-Nevada Shareholder Meeting: Mid-February

              o  Newmont Shareholder Meeting: Late February

              o  Franco-Nevada Court Order: Late February

              o  Completion of Normandy bid: Late February/early March

              o  Closing: March

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]

NORMANDY TRANSACTION SUMMARY
--------------------------------------------------------------------------------

STRUCTURE          o  Newmont will offer to acquire all of the common shares of
                      Normandy through an "off market" bid and, if necessary, statutory rights of acquisition. (Shares held by Franco-Nevada will NOT be transferred, assuming that the Franco-Nevada transaction is completed.)

BOARD              o  The Normandy Board has agreed to recommend the bid.
RECOMMENDATION

OWNERSHIP          o  Normandy shareholders will hold approximately 18% of
                      Newmont upon completion of the Franco-Nevada and Normandy transactions.

CONSIDERATION      o  At the option of the holder of a Normandy share:

                      -  0.0385 of a Newmont CUF; or

                      -  0.0385 Newmont common shares, PLUS in either case

                      A$0.05 per share in cash if 90% (calculated on a fully-diluted basis) of the shares of Normandy are tendered into the bid (including the shares held by Franco-Nevada), AND relief has been received from ASIC to permit the shares held by Franco-Nevada to be counted toward the compulsory acquisition threshold without the necessity of tendering those shares to the bid.

CUFs               o  Each CUF is the Australian equivalent of an ADR and is
                      exchangeable for one Newmont common share.

BOARD OF NEWMONT   o  Robert J. Champion de Crespigny, Chairman of Normandy, and
                      another member of the board of Normandy will be offered positions on the board of Newmont.

PRINCIPAL CLOSING  o  Various regulatory approvals in United States and
CONDITIONS            Australia.

                      -  Hart-Scott-Rodino Antitrust Improvements Act.

                      -  Foreign Investment Review Board.

                      -  Australia Securities Investment Commission.

                   o Acceptance by holders of at least 50.1% (calculated on a fully-diluted basis) of the shares of Normandy, including Franco-Nevada's 19.9% stake in Normandy.

                   o Approval by holders of a majority of the outstanding Newmont shares.

                   o Other standard and customary conditions, including "no prescribed occurrences'.

DEAL PROTECTION    o  Newmont will have the right to acquire 446.1 million
AND SUPPORT           shares (19.9%) of Normandy held by Franco-Nevada.
AGREEEMENTS
                   o  In the event of a successful competing offer for Normandy:

                      - Franco-Nevada may ask to tender to that offer, and
                        Newmont may exercise its call right or, if it does not, will receive US$20 million from Franco-Nevada and the arrangements will terminate; and

                      - Shares held by Newmont or Franco-Nevada thereafter will be subject to a two-year restricted period in which they cannot be disposed of without the consent of the other.

BREAK-UP FEES      -  Normandy to pay a break-up fee and reimbursement of
                      expenses of A$38.33 million (1% of the transaction value) to Newmont under specified circumstances.

INDICATIVE TIMING  o  Announcement: 14 November

                   o  Regulatory Filings: Late November/early December

                   o  Mailing of Bid: Early-mid January

                   o  Franco-Nevada/Newmont Shareholder Meetings: Mid-Late
                      February

                   o  Franco-Nevada Court Order: Late February

                   o  Completion: Late February/early March

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD LOGO]
[NORMANDY MINING LIMITED LOGO]

COMPANY SUMMARY
--------------------------------------------------------------------------------

                                                                    FRANCO-
                                          NEWMONT      NORMANDY     NEVADA       NEWMONT PF
                                        -----------   -----------  -----------
Local currency share price (11/13/01)     US$22.25     A$1.44       C$23.20
Diluted shares outstanding (millions)       197.0     2,238.2        160.4
                                        -----------   -----------  -----------
MARKET VALUE OF EQUITY                    $4,383       $1,677        $2,326
(US$ IN MILLIONS)

                                                                                 -----------
Reserves (MM oz.)                            66.3        26.4         4.4(1)    | 97.1(1)   |
LTM production (MM oz.)                       5.8         2.4         0.3(1)    |  8.6(1)   |
                                                                                |           |
LTM cash costs ($/oz.)                        179         160         228(1)    |  175(1)   |
LTM total costs ($/oz.)                       209         224         291(1)    |  217(1)   |
                                                                                 -----------

<F1>
Sources: Public Filings

(1) Reflects proportional 49.5% ownership of Echo Bay

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[NORMANDY MINING LIMITED LOGO]


PRO FORMA CREDIT STATISTICS
--------------------------------------------------------------------------------

U.S. DOLLARS IN MILLIONS


                                   NEWMONT       NORMANDY        FRANCO-NEVADA      NEWMONT PF (1)
-------------------------------------------------------------------------------------------------
Cash and equivalents                   $98         $207              $547                 $716
Total debt                           1,282          700                 0                1,982
Minority interest                      231           41                 0                  271
Book equity                          1,460          532               964                  5,539
                                   --------------------------------------------------------------
Net book capitalization(2)           2,874        1,067               417                7,077(3)


Net debt/net book capitalization       41%          46%             (131%)                  18%
Net debt/LTM EBITDA                   2.1x         1.8x             (4.5x)                 1.3x

<F1>
(1) Net of transaction adjustments
(2) Net book capitalization defined as net debt plus minotiry interest plus book equity plus preferred stock
(3) Newmont PF book capitalization reflects Newmont's acquisition of Normandy and Franco-Navada, Normandy capitalization pro forma for the anticipated deconsolidation of Australian Magnesium Corporation and the acquisition of Otter Mines by Normandy NFM

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD LOGO]
[NORMANDY MINING LIMITED LOGO]

NEWMONT GOLD INTERESTS

[World map marked to show the following Normandy and Newmont gold interests:

Normandy:
Midas, Nevada
New Britannia
Musslewhite
La Coipa
Crixas
Paracatu
Ovacik
Yamfo-Sefwi
Akim
Martabe
Yandal
Boddington
Kalgoorlie
Tanami
Pajingo/Vera-Nancy
Martha

Newmont:
Carlin, Nevada
Phoenix, Nevada
Lone Tree, Nevada
Twin Creek, Nevada
Mesquite
La Herradura
Holloway
Golden Giant
Yanacochoa
Kori Kollo
Zarafshan
Batu Hijau
Minahasa]

[NEWMONT MINING CORPORATION LOGO]
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PRO FORMA OVERVIEW OF ROYALTIES, PROJECTS AND INVESTMENTS
--------------------------------------------------------------------------------

STRATEGIC INTESTMENTS                                        ROYALTY/OWNERERSHIP
--------------------------------------------------------------------------------
Lihir (gold)                                                               9.74%
Echo Bay (gold)                                                            14.3%
Aber Resources (diamonds)                                                  49.9%
Metallica Resources                                                        12.8%


ROYALTIES                                       LOCATION                        OPERATOR                            INTEREST
------------------------------------------------------------------------------------------------------------------------------------
NORTH AMERICA
Betze-Post                                        Nevada                      Barrick Gold                    5-6% NPI/2-4% NSR
Meikle-Rodeo                                      Nevada                      Barrick Gold                        5% NPI/4% NSR
Getchell                                          Nevada                       Placer Dome                               2% NSR
Bald Mountain                                     Nevada                       Placer Dome                             1-4% NSR
Dee                                               Nevada                       Glamis Gold                             4-9% NSR
Stillwater (Pd/Pt)                               Montana                 Stillwater Mining                               5% NSR
Briggs                                        California                            Canyon                               2% NSR
Eskay Creek                             British Columbia                         Homestake                               1% NSR
Mouska                                            Quebec                           Cambior                               2% NSR
Edson Royalty (oil and gas)                      Alberta              Rio Alto Exploration                              15% RI
Weyburn Unit (oil and gas)                  Saskatchewan                       PanCanadian                             1.6% WRI
Midale Unit (oil and gas)                   Saskatchewan                     Apache Canada                             2.6% WRI
Arctic Gas (oil and gas)                             NWT                      Petro Canada                               7% WI
Heavy Crude (oil and gas)                        Alberta                     Franco-Nevada                             100% WI

INTERNATIONAL
Pandora (Pt)                                South Africa                 Angloplats/Lonmin                              5% NPI
Henty                                           Tasmania                   Goldfields Ltd.                           1-10% NSR
New Celebration                                Australia                          Newcrest                            1-4% NSR
Mt. Muro                                       Indonesia                            Aurora                            3-7% NSR


[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD LOGO]
[NORMANDY MINING LIMITED LOGO]

DEVELOPMENT PROJECT FLEXIBILITY
--------------------------------------------------------------------------------
NEWMONT WILL HAVE THE FLEXIBILITY TO OPTIMIZE DEVELOPMENT PROJECTS BASED ON PROJECT ECONOMICS, POLITICAL RISK AND FREE CASH FLOW PROFILE

                                                                              ESTIMATED EQUITY RESERVES
PROJECT (LOCATION)                                 % OWNERSHIP                                  (MM OZ.)
--------------------------------------------------------------------------------------------------------
Leeville (U.S.)                                       100.0%                                    3.0

Twin Creeks South (U.S.)                              100.0%                                    1.9

Gold Quarry South (U.S.)                              100.0%                                    3.0

Phoenix (U.S.)                                        100.0%                                    6.1

Boddington (Australia)                                 44.4%                                    4.9

Yamfo-Sefwi (Ghana)                                    90.0%                                    3.3

Yanacocha sulfides & covered oxides (Peru)             51.4%                                    (a)

Martabe (Indonesia)                                    90.0%                                    (a)

Akim (Ghana)                                           80.0%                                    (a)

--------------------------------------------------------------------------------------------------------

Source: Public filings
<F1>
(a) Not in reserves as of last reporting period

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD LOGO]
[NORMANDY MINING LIMITED LOGO]


COMBINED GOLD HEDGE BOOK SUMMARY
--------------------------------------------------------------------------------

September 30, 2001 Disclosures
-----------------------------------------------------------------------------------------
Hedge Book Summary (000ozs)           Normandy                 Newmont            Total
-----------------------------------------------------------------------------------------
Total Ounces Hedges                    11,120                   3,121             14,241
Total Committed                         9,057                   3,121             12,178
-----------------------------------------------------------------------------------------

Maturity Schedule (000ozs)            Normandy                 Newmont            Total
-----------------------------------------------------------------------------------------
2001 Committed                          299                      31               330
     Puts                               130                      -                130
-----------------------------------------------------------------------------------------
2002 Committed                        1,180                     124             1,304
     Puts                               792                     -                 792
-----------------------------------------------------------------------------------------
2003 Committed                        1,398                     124             1,522
     Puts                               190                     -                 190
-----------------------------------------------------------------------------------------
2004 Committed                        1,021                       9             1,030
     Puts                               181                       -               181
-----------------------------------------------------------------------------------------
2005 Committed                          972                     661             1,633
     Puts                               321                     -                 321
-----------------------------------------------------------------------------------------
2006+ Committed                       4,188                   2,172             6,361
      Puts                              450                   -                   450
-----------------------------------------------------------------------------------------

<F1>
NOTES:
(1) All values as reported in Normandy and Newmont's disclosures covering the quarter ending Sept. 30, 2001
(2) Normandy's "committed" hedges include forward slaes and convertible put contracts
(3) Newmont's "committed" hedges include prepaid foward slaes, price-capped sales, flat foward sales and put/call collar contracts

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD LOGO]
[NORMANDY MINING LIMITED LOGO]

NEWMONT'S COMMITMENT TO THE AUSTRALASIAN REGION
--------------------------------------------------------------------------------

o      Newmont intends to maintain a large Australasian presence
       - Normandy and its asset base form an important platform for this future vision

o Newmont intends to seek an ASX listing and appropriate inclusions in relevant ASX/S&P indices

o Trading on ASX to be actively promoted by Newmont with CHESS Depository Interests intended to be a highly liquid security

o Australasian investors will benefit from an entity with market-leading scale and trading liquidity in multiple markets
       - Significant financial flexibility and ability to access capital markets worldwide

o More attractive asset portfolio will also provide value to Australasian investors
       -   Geographic diversification
       -   Balanced political risk
       -   Strong pipeline of exploration and development properties

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[NORMANDY MINING LIMITED LOGO]

WHY GOLD IS GOING UP
--------------------------------------------------------------------------------
PRODUCER HEDGING IS DECREASING

o   Producers have been net buyers of gold in 2000 and 2001

NET PRODUCER HEDGING

[Bar graph]
1992: 135   tonnes of gold
1993: 142   tonnes of gold
1994: 105   tonnes of gold
1995: 475   tonnes of gold
1996: 142   tonnes of gold
1997: 504   tonnes of gold
1998: 97    tonnes of gold
1999: 506   tonnes of gold
2000: (10)  tonnes of gold
2001F: (30) tonnes of gold


Source: GFMS data

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WHY GOLD IS GOING UP (CONT'D)
--------------------------------------------------------------------------------
SUPPLY IS DECREASING

o Reduced hedging and short sales combine with flat mine production and stable central bank sales, resulting in reduced gold supply

[Bar graph]

TOTAL SUPPLY

           Mine production     Official Sector    Old Gold     Net Producer    Implied Net
Year                               Sales            Scrap        Hedging       Disinvestment  Total

1997            2479                326             628           504            297          4,234
1998            2538                374           1,097            97              0          4,106
1999            2568                464             616           506              0          4,154
2000            2576                471             607             0            316          3,970
2001            2604                487             652             0            102          3,845

Source: GFMS data

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD LOGO]
[NORMANDY MINING LIMITED LOGO]

WHY GOLD IS GOING UP (CONT'D)
--------------------------------------------------------------------------------
CONTANGO IS FALLING

o A low contango (LIBOR less gold lease rate) discourages future producer hedging and short slaes by speculators

LEASE RATES(1), CONTANGO VS. GOLD PRICE

[Line graph depicting the following information (in percentages and US$/oz.):

Date         Gold lease rate    Contango        Gold price
2/24/1995       1.324           4.91038         376.6
3/3/1995        1.66            4.59            376.8
3/10/1995       1.613           4.6995          382.3
3/17/1995       1.68            4.57            383.7
3/24/1995       1.75            4.5             382.3
3/31/1995       1.56            4.69            391.4
4/7/1995        1.28            4.97            392.9
4/14/1995       0.99            5.26            389.5
4/21/1995       0.9775          5.21            390.4
4/28/1995       1.0275          5.16            387.1
5/5/1995        1.0175          5.045           390
5/12/1995       1.135           4.99            383.7
5/19/1995       1.105           5.02            383.5
5/26/1995       1.0325          5.03            386
6/2/1995        0.88            5.12            383.6
6/9/1995        0.8525          5.21            388.5
6/16/1995       0.8725          5.19            390
6/23/1995       1.0775          4.86            390.3
6/30/1995       1.1889          4.86969         384.6
7/7/1995        1.3425          4.47            385.9
7/14/1995       1.0925          4.72            388.9
7/21/1995       1.175           4.7             386.6
7/28/1995       1.335           4.54            383.5
8/4/1995        1.665           4.21            384.1
8/11/1995       1.4125          4.4625          384
8/18/1995       1.475           4.4625          385.3
8/25/1995       1.5284          4.37004         383.4
9/1/1995        1.585           4.29            381.05
9/8/1995        1.635           4.24            382.9
9/15/1995       1.5025          4.31            385.2
9/22/1995       1.5359          4.30004         384
9/29/1995       1.9331          4.02003         384
10/6/1995       1.9775          3.96            383.4
10/13/1995      2.0275          3.91            384.5
10/20/1995      2.3875          3.55            382.1
10/27/1995      2.4375          3.5             383
11/3/1995       2.375           3.5             382.6
11/10/1995      3.105           2.77            389.5
11/17/1995      3.625           2.25            387.3
11/24/1995      3.7572          2.10999         384
12/1/1995       4.2581          1.57003         386.6
12/8/1995       2.9686          2.83999         390
12/15/1995      3.0925          2.72            386.5
12/22/1995      3.1397          2.53999         387.5
12/29/1995      2.635           2.99            387.1
1/5/1996        2.8055          2.79997         396.3
1/12/1996       2.9277          2.66996         396.3
1/19/1996       2.75            2.75            399.8
1/26/1996       2.35            3.15            406.2
2/2/1996        2.2925          3.02            415.5
2/9/1996        1.5773          3.70004          05.8
2/16/1996       1.15            4.1             404.8
2/23/1996       1.49            3.76            398.5
3/1/1996        1.2125          4.1             398.9
3/8/1996        1.4486          3.85999         397.1
3/15/1996       1.4719          3.94998         396.2
3/22/1996       1.4875          3.95            398.35
3/29/1996       1.5227          3.94996         395.45
4/5/1996        1.6048          3.86004         393.55
4/12/1996       1.6234          3.90004         394.55
4/19/1996       1.6             3.9             390.725
4/26/1996       1.4883          3.99998         390.4
5/3/1996        1.3673          4.16004         392.45
5/10/1996       1.14            4.36            390.65
5/17/1996       0.9961          4.49999         392.55
5/24/1996       1.0222          4.46999         391
5/31/1996       0.98            4.52            391
6/7/1996        1.27            4.23            385.3
6/14/1996       1.2877          4.30996         384.9
6/21/1996       1.3281          4.25003         385.05
6/28/1996       1.432           4.15003         380.45
7/5/1996        1.5242          4.05002         381.75
7/12/1996       1.5275          4.14828         383.75
7/19/1996       1.275           4.35            384.95
7/26/1996       1.235           4.39            385.25
8/2/1996        1.1959          4.39004         387.55
8/9/1996        1.1252          4.40996         387.75
8/16/1996       1.23            4.27            386.4
8/23/1996       1.1144          4.36998         388.45
8/30/1996       1.1725          4.39            386.5
9/6/1996        1.3762          4.28005         385.25
9/13/1996       1.795           3.83            382.6
9/20/1996       1.5589          4.07001         381.25
9/27/1996       2.175           3.45            380.55
10/4/1996       2.1877          3.40996         380.425
10/11/1996      1.8425          3.72            381.3
10/18/1996      1.9873          3.54004         380.35
10/25/1996      1.9813          3.54995         382.85
11/1/1996       2.59            2.91            378.25
11/8/1996       2.43            3.07            379.05
11/15/1996      2.3             3.2             379.75
11/22/1996      2.45            3.05            376.35
11/29/1996      2.73            2.77            371.65
12/6/1996       2.4469          3.09998         368.95
12/13/1996      2.2908          3.25998         368.7
12/20/1996      1.7937          3.80005         368.55
12/27/1996      1.5372          4.07999         369.6
1/3/1997        1.7525          3.81            361
1/10/1997       1.8825          3.68            359.05
1/17/1997       1.7425          3.82            355.55
1/24/1997       1.6425          3.92            352.35
1/31/1997       1.9625          3.6             344.35
2/7/1997        1.703           3.83997         341.95
2/14/1997       1.6161          3.87999         345.2
2/21/1997       1.5727          3.89996         352.25
2/28/1997       1.5491          3.98996         363.45
3/7/1997        1.5625          4               348.7
3/14/1997       1.2277          4.36996         352.25
3/21/1997       1.4388          4.27995         352.85
3/28/1997       1.3634          4.41004         349.75
4/4/1997        1.2625          4.55            348.75
4/11/1997       1.3064          4.51001         346.95
4/18/1997       1.3459          4.49004         341.45
4/25/1997       1.2216          4.62996         341.95
5/2/1997        1.1303          4.69001         340.25
5/9/1997        0.9625          4.85            348.05
5/16/1997       0.9364          4.88001         344.05
5/23/1997       1.0047          4.79999         342.6
5/30/1997       1.0025          4.81            344.65
6/6/1997        1.6725          4.14            343.65
6/13/1997       1.4825          4.29875         341.05
6/20/1997       1.2112          4.57005         337.7
6/27/1997       1.3912          4.39005         334.55
7/4/1997        1.89            3.86            324.5
7/11/1997       2.34            3.41            321.35
7/18/1997       2.23            3.52            328.95
7/25/1997       2.3087          3.41005         326
8/1/1997        1.777           3.9105          324.75
8/8/1997        2.0587          3.66005         327.15
8/15/1997       2.4283          3.30998         326.05
8/22/1997       2.3887          3.33005         324.75
8/29/1997       2.2787          3.44005         324.15
9/5/1997        2.268           3.45075         322.55
9/12/1997       2.7887          2.93005         323.75
9/19/1997       2.6888          3.02995         320.85
9/26/1997       2.4588          3.25995         326.75
10/3/1997       3.02            2.73            334.85
10/10/1997      3.39            2.36            329.65
10/17/1997      3.3712          2.41005         325.25
10/24/1997      3.0725          2.74            309
10/31/1997      3.04            2.71            311.45
11/7/1997       2.3317          3.43002         310.25
11/14/1997      2.425           3.45            303.35
11/21/1997      2.085           3.79            304.95
11/28/1997      2.0423          3.86004         297
12/5/1997       1.8062          4.10005         288.25
12/12/1997      1.6163          4.28995         282.85
12/19/1997      1.7763          4.12995         289.05
12/26/1997      1.9063          3.99995         294.65
1/2/1998        1.8586          3.94999         288.25
1/9/1998        1.7663          3.88995         278.65
1/16/1998       1.895           3.73            290.15
1/23/1998       1.905           3.72            299.625
1/30/1998       1.845           3.78            302.45
2/6/1998        1.855           3.77            298.15
2/13/1998       1.685           3.94            299.85
2/20/1998       1.585           4.04            297.25
2/27/1998       2.1497          3.52999         299.15
3/6/1998        2.4475          3.24            294.45
3/13/1998       1.9975          3.69            295.35
3/20/1998       1.9975          3.69            291.75
3/27/1998       1.8075          3.88            302.25
4/3/1998        1.7131          3.9744          308.25
4/10/1998       1.4963          4.15995         307.75
4/17/1998       1.5675          4.12            307.75
4/24/1998       1.3475          4.34            312.65
5/1/1998        1.3614          4.33001         302.25
5/8/1998        1.5475          4.14            299.85
5/15/1998       1.4192          4.28002         301.25
5/22/1998       1.3414          4.35001         299.85
5/29/1998       1.3875          4.3             292.95
6/5/1998        1.3975          4.29            291.65
6/12/1998       1.5875          4.1             286
6/19/1998       1.4175          4.27            298.75
6/26/1998       1.4475          4.24            293.85
7/3/1998        1.4875          4.2             294.75
7/10/1998       1.2975          4.39            290.85
7/17/1998       1.1775          4.51            294.5
7/24/1998       1.0775          4.61            291.45
7/31/1998       1.2275          4.46            286.45
8/7/1998        1.1175          4.57            286.65
8/14/1998       0.9975          4.69            284.05
8/21/1998       0.8475          4.84            284.8
8/28/1998       0.775           4.85            274.35
9/4/1998        0.8238          4.76995         286.85
9/11/1998       0.76            4.74            293.75
9/18/1998       0.84            4.66            291.45
9/25/1998       1.5025          3.81            294.15
10/2/1998       1.7725          3.54            300.55
10/9/1998       1.5638          3.77995         296.75
10/16/1998      1.2789          3.94001         299.95
10/23/1998      1.4692          3.74002         292.85
10/30/1998      1.2695          3.95003         292.55
11/6/1998       1.2437          4.14005         293.2
11/13/1998      1.1023          4.30004         295.85
11/20/1998      1.14            4.11            296.05
11/27/1998      1.0412          4.22005         296.2
12/4/1998       1.0484          4.17004         292.45
12/11/1998      1.1006          4.12003         290.85
12/18/1998      1.3238          3.90995         289.05
12/25/1998      1.1344          4.14998         286.25
1/1/1999        1.0556          4.01003         287.75
1/8/1999        0.8478          4.19001         291.35
1/15/1999       0.8198          4.15004         287.05
1/22/1999       0.7381          4.23003         286.45
1/29/1999       0.7795          4.19003         286.15
2/5/1999        0.9725          4.01            288.55
2/12/1999       0.88            4.12            289.55
2/19/1999       0.83            4.17            288.25
2/26/1999       0.8662          4.16005         287.05
3/5/1999        0.84            4.19            288.45
3/12/1999       0.77            4.23            292.35
3/19/1999       0.79            4.21            284.25
3/26/1999       0.98            4.02            279.75
4/2/1999        0.88            4.12            279.85
4/9/1999        0.82            4.18            281.55
4/16/1999       0.82            4.18            284.25
4/23/1999       0.795           4.2             283.55
4/30/1999       0.8288          4.15995         286.55
5/7/1999        0.85            4.15            282.75
5/14/1999       1.12            3.88            275.95
5/21/1999       1.1888          3.85995         272.95
5/28/1999       1.1262          3.94005         270.45
6/4/1999        1.1975          3.9             264.8
6/11/1999       1.2337          3.91005         260.65
6/18/1999       1.              3.95            259.55
6/25/1999       1.2725          4.02            260.25
7/2/1999        1.6             3.71            263.5
7/9/1999        2.03            3.28            256.95
7/16/1999       2.19            3.12            253.85
7/23/1999       2.13            3.18            254.65
7/30/1999       2.3725          2.97            255.95
8/6/1999        2.8             2.57            256.15
8/13/1999       2.985           2.48            260.65
8/20/1999       2.76            2.72            257.4
8/27/1999       3.0225          2.48            253.75
9/3/1999        3.7475          1.78            254.25
9/10/1999       3.2825          2.23            256.55
9/17/1999       3.8525          1.66            255.25
9/24/1999       3.47            2.04            268.75
10/1/1999       5.425           0.66            309
10/8/1999       5.2163          0.95995         320.15
10/15/1999      3.9725          2.22            315.15
10/22/1999      3.2487          2.97005         302.4
10/29/1999      2.915           3.27            299.2
11/5/1999       2.535           3.59            290.5
11/12/1999      2.1412          3.93005         291.3
11/19/1999      1.7212          4.38005         295
11/26/1999      1.7062          4.40005         297.12
12/3/1999       1.6738          4.44995         279.8
12/10/1999      1.5112          4.61005         278.95
12/17/1999      1.6625          4.49            283.6
12/24/1999      1.5613          4.62245         287.625
12/31/1999      1.4612          4.54005         288
1/7/2000        1.41            4.62            281.75
1/14/2000       1.15            4.89            284.2
1/21/2000       0.92            5.12            289.1
1/28/2000       0.8387          5.21005         283.25
2/4/2000        0.77            5.32            310.3
2/11/2000       0.8663          5.22995         310.95
2/18/2000       0.73            5.38            305
2/25/2000       0.7513          5.34995         292.6
3/3/2000        0.72            5.4             288.8
3/10/2000       0.6738          5.46995         289
3/17/2000       0.74            5.47            284.6
3/24/2000       0.805           5.45            285
3/31/2000       0.84            5.45            279.075
4/7/2000        0.75            5.53            280
4/14/2000       0.7112          5.57005         282.6
4/21/2000       0.7081          5.61003         280
4/28/2000       0.8125          5.69            273.55
5/5/2000        0.8             5.87            278.95
5/12/2000       0.7537          5.98005         276.15
5/19/2000       0.74            6.08            274.25
5/26/2000       0.8675          5.95875         272.25
6/2/2000        0.7813          6.06995         281.15
6/9/2000        0.77            6.04            283.85
6/16/2000       0.845           5.93            289.25
6/23/2000       1.19            5.58            283.15
6/30/2000       0.8294          5.93998         289.525
7/7/2000        0.8238          5.91995         283.65
7/14/2000       0.77            5.96            281.3
7/21/2000       0.6575          6.06            280.35
7/28/2000       0.6312          6.08005         278.375
8/4/2000        0.63            6.08            273.5
8/11/2000       0.7             5.98            275.15
8/18/2000       0.66            6.03            276.65
8/25/2000       0.62            6.06            274.25
9/1/2000        0.5925          6.08            276.75
9/8/2000        0.6             6.06            273.05
9/15/2000       0.62            6.04            272.45
9/22/2000       0.87            5.79            272.15
9/29/2000       1.0013          5.80995         274.25
10/6/2000       0.9425          5.86            269.65
10/13/2000      0.9406          5.83003         272.65
10/20/2000      0.94            5.82125         271.55
10/27/2000      0.9375          5.82            264.55
11/3/2000       0.9306          5.82003         265.15
11/10/2000      0.89            5.87            264.75
11/17/2000      0.8806          5.87003         265.75
11/24/2000      0.8288          5.91995         266.35
12/1/2000       0.8162          5.87005         269.4
12/8/2000       0.9             5.67            272.8
12/15/2000      0.8894          5.65998         270.95
12/22/2000      0.95            5.5             273.95
12/29/2000      0.8387          5.56005         272.25
1/5/2001        0.745           4.95            268.15
1/12/2001       0.8088          4.86995         264.3
1/19/2001       0.7312          4.88005         264.75
1/26/2001       0.7675          4.8             263.05
2/2/2001        0.9375          4.46            267.55
2/9/2001        0.99            4.42            260.65
2/16/2001       1.11            4.3             258.95
2/23/2001       1.85            3.45            261.55
3/2/2001        1.8225          3.26            262.85
3/9/2001        4.23            0.81            271.75
3/16/2001       2.24            2.66            259.05
3/23/2001       2.27            2.59            262.3
3/30/2001       1.8488          3.02995         257.95
4/6/2001        2.3063          2.49995         260.05
4/13/2001       2.1588          2.61995         259.25
4/20/2001       1.7275          2.69            264.65
4/27/2001       2.3638          1.94995         263.65
5/4/2001        2.3             1.97            266.15
5/11/2001       2.03            2.04            268.05
5/18/2001       2.015           2.04            287.55
5/25/2001       2.37            1.66            277.65
6/1/2001        2.0525          1.89            267.05
6/8/2001        1.9956          1.92003         273.75
6/15/2001       1.9113          1.93995         271.55
6/22/2001       1.69            2.04            272.6
6/29/2001       1.6263          2.20995         270.85
7/6/2001        1.42            2.39            266.25
7/13/2001       1.2788          2.47995         267.35
7/20/2001       0.9788          2.72995         270.05
7/27/2001       0.9463          2.74995         267.55
8/3/2001        0.8863          2.76995         268.55
8/10/2001       0.7788          2.80995         274.55
8/17/2001       0.6875          2.86            279.25
8/24/2001       0.6675          2.85            272.85
8/31/2001       0.5925          2.87            274.4
9/7/2001        0.6063          2.87995         273.15
9/14/2001       0.72            2.43            285.55
9/21/2001       1.045           1.57            291.45
9/28/2001       0.89            1.7             293.25
10/5/2001       0.8113          1.66995         291
10/12/2001      0.8963          1.55995         284.45
10/19/2001      0.6963          1.66995         279.65
10/26/2001      0.74            1.54            277.35
11/2/2001       0.73            1.47            279.95]

(1) 3-month gold lease rates


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